Exhibit 99.6

James Hardie Industries N.V.
ARBN 097 829 895

ASX Report

31 December 2002

JAMES HARDIE INDUSTRIES N.V.

              Condensed consolidated statement of financial performance

			Previous		Previous
		Current	corresponding	Current	corresponding
		period	period	period	period
		31 Dec 02	31 Dec 01	31 Dec 02	31 Dec 01
		US$ million	US$ million	A$ million	A$ million

1.0a	Sales revenue (see item 1.23)	605.2	448.9	1,095.8	859.8
1.0b	Other revenues from ordinary activities (see items 1.24 - 1.25)	3.5	2.2	6.3	4.2
1.1	Revenues from ordinary activities (see items 1.23 - 1.25)	608.7	451.1	1,102.1	864.0
1.2	Expenses from ordinary activities (see items 1.26a - 1.26e)	(501.9)	(423.4)	(908.7)	(810.9)
1.3	Borrowing costs (excluding interest revenue — item 1.24)	(21.3)	(14.9)	(38.6)	(28.5)
1.4	Share of net profits (losses) of associates and joint venture entities (see item 16.7)	—	—	—	—

1.5	Profit (loss) from continuing, ordinary activities before tax	85.5	12.8	154.8	24.6
1.6	Income tax on continuing ordinary activities	(23.5)	0.9	(42.5)	1.7

1.7a	Profit (loss) from continuing, ordinary activities after tax	62.0	13.7	112.3	26.3
1.7b	Profit (loss) from ordinary activities of discontinued operations after tax	54.0	0.4	97.8	0.8

1.7c	Profit (loss) from ordinary activities after tax	116.0	14.1	210.1	27.1
1.8	Profit (loss) from extraordinary items after tax (see item 2.5)	—	—	—	—

1.9	Net profit (loss)	116.0	14.1	210.1	27.1
1.10	Net profit (loss) attributable to outside equity interests	—	—	—	—

1.11	Net profit (loss) for the period attributable to members	116.0	14.1	210.1	27.1

	Non-owner transaction changes in equity
1.12	Increase (decrease) in revaluation reserves	—	—
1.13	Net exchange differences recognized in equity	17.9	(11.7)
1.14a	Stock compensation	1.3	2.5
1.14b	Tax benefit from stock options exercised	1.2	—
1.14c	Employee loans	0.3	2.4
1.14d	Unrealised transition loss on derivative instruments classified as cash flow hedges	—	(4.9)
1.14e	Amortization of unrealised transition loss on derivative instruments	0.8	0.8
1.14f	Net unrealised gains on available-for-sale securities	0.1	1.3
1.15	Initial adjustments from UIG transitional provisions	N/A	N/A

1.16	Total transactions and adjustments recognized directly in equity (items 1.12 to 1.15)	21.6	(9.6)

1.17	Total changes in equity not resulting from transactions with owners as owners	137.6	4.5

	Earnings per security (EPS)
1.18	Basic EPS	0.25	0.03
1.19	Diluted EPS	0.25	0.03

JAMES HARDIE INDUSTRIES N.V.

Notes to the condensed consolidated statement of financial performance Profit (loss) from ordinary activities attributable to members
Previous
		Current	corresponding
		period	period
		31 Dec 02	31 Dec 01
		US$ million	US$ million

1.20	Profit (loss) from ordinary activities after tax (item 1.7c)	116.0	14.1
1.21	Less (plus) outside equity interests	—	—

1.22	Profit (loss) from ordinary activities after tax, attributable to members	116.0	14.1

Revenue and (expenses) from continuing, ordinary activities

			Previous
		Current	corresponding
		period	period
		31 Dec 02	31 Dec 01
		US$ million	US$ million

1.23	Revenues from sales or services	605.2	448.9
1.24	Interest revenue	3.5	2.2
1.25	Other relevant revenue	—	—
1.26a	Cost of goods sold	(383.2)	(298.1)
1.26b	Selling, general and administrative expenses	(107.2)	(85.7)
1.26c	Research and development expenses	(12.6)	(10.7)
1.26d	Restructuring and other operating expenses	1.0	(28.2)
1.26e	Other income (expense), net	0.1	(0.7)
1.27	Depreciation and amortisation excluding amortization of intangibles (included in items 1.26a & 1.26b)	(20.1)	(17.5)
	Capitalized outlays
1.28	Interest costs capitalized in asset values	1.1	5.2
1.29	Outlays capitalized in intangibles (unless arising from an acquisition of a business)	—	—

	Consolidated retained profits

			Previous
		Current	corresponding
		period	period
		31 Dec 02	31 Dec 01
		US$ million	US$ million

1.30	Retained profits (accumulated losses) at the beginning of the financial period	(94.8)	(103.8)
1.31	Net profit (loss) attributable to members (item 1.11)	116.0	14.1
1.32	Net transfers from (to) reserves	—	—
1.33	Net effect of changes in accounting policies	—	—
1.34	Dividends and other equity distributions paid or payable	(34.3)	(20.3)

1.35	Retained profits (accumulated losses) at end of financial period	(13.1)	(110.0)

JAMES HARDIE INDUSTRIES N.V.

              Condensed consolidated statement of financial position

		At end of	As shown in	Previous	At end	As shown in	Previous
		current	last annual	corresponding	of current	last annual	corresponding
		period	report	period	period	report	period
		31 Dec 02	31 Mar 02	31 Dec 01	31 Dec 02	31 Mar 02	31 Dec 01
		US$ million	US$ million	US$ million	A$ million	A$ million	A$ million

	Current assets
4.1	Cash	109.5	31.1	39.0	193.4	58.5	76.3
4.2	Receivables	77.7	80.3	62.0	137.2	151.0	121.2
4.3	Investments	—	—	—	—	—	—
4.4	Inventories	60.2	65.4	63.3	106.3	123.0	123.8
4.5	Tax assets	23.6	32.5	27.2	41.7	61.1	53.2
4.6a	Other — prepayments	4.8	7.2	17.5	8.5	13.5	34.2
4.6b	Other — net current assets of discontinued operations	—	21.6	13.3	—	40.6	26.0

4.7	Total current assets	275.8	238.1	222.3	487.1	447.7	434.7

	Non-current assets
4.8	Receivables	3.6	5.5	5.4	6.4	10.3	10.6
4.9	Investments (equity accounted)	—	—	—	—	—	—
4.10	Other investments	6.6	6.7	47.1	11.7	12.6	92.1
4.11	Inventories	—	—	—	—	—	—
4.12	Exploration and evaluation expenditure capitalised	—	—	—	—	—	—
4.13	Development properties (mining entities)	—	—	—	—	—	—
4.14	Other Property, plant, equipment (net)	496.1	451.0	418.3	876.0	848.2	817.9
4.15	Intangibles (net)	3.3	3.6	2.9	5.8	6.8	5.7
4.16	Tax assets	1.6	5.5	4.9	2.8	10.3	9.6
4.17a	Other — prepaid pension	9.7	8.9	7.3	17.1	16.7	14.3
4.17b	Other — net non-current assets of discontinued operations	—	194.2	231.1	—	365.3	451.9

4.18	Total non-current assets	520.9	675.4	717.0	919.8	1,270.2	1,402.1

4.19	Total assets	796.7	913.5	939.3	1,406.9	1,717.9	1,836.8

	Current liabilities
4.20a	Payables	65.0	59.7	47.6	114.8	112.3	93.1
4.20b	Book overdraft	—	—	—	—	—	—
4.20c	Dividends payable	11.4	—	—	20.1	—	—
4.21	Interest bearing liabilities	7.7	4.9	65.0	13.6	9.2	127.1
4.22	Tax liabilities	10.5	18.2	3.0	18.5	34.2	5.9
4.23	Provisions exc. tax liabilities	46.3	40.3	30.0	81.7	75.8	58.7
4.24	Other — net current liabilities of discontinued operations	—	—	—	—	—	—

4.25	Total current liabilities	140.9	123.1	145.6	248.7	231.5	284.8

	Non-current liabilities
4.26	Payables	—	—	—	—	—	—
4.27	Interest bearing liabilities	165.0	325.0	305.5	291.4	611.3	597.4
4.28	Tax liabilities	34.7	23.0	63.8	61.3	43.3	124.8
4.29a	Provisions exc. tax liabilities	19.7	21.8	28.4	34.8	41.0	55.5
4.29b	Liability to Medical Research & Compensation Foundation	53.5	50.2	51.6	94.5	94.4	100.9
4.30	Other — net non-current liabilities — discontinued operations	—	—	—	—	—	—

4.31	Total non-current liabilities	272.9	420.0	449.3	482.0	790.0	878.6

4.32	Total liabilities	413.8	543.1	594.9	730.7	1,021.5	1,163.4

4.33	Net assets	382.9	370.4	344.4	676.2	696.4	673.4

	Equity
4.34	Capital/contributed equity	443.2	531.5	518.6
4.35a	Accumulated other comprehensive income (loss)	(42.7)	(61.5)	(58.7)
4.35b	Employee loans	(4.5)	(4.8)	(5.5)
4.36	Retained profits (Accumulated losses)	(13.1)	(94.8)	(110.0)

4.37	Equity attributable to members of the parent entity	382.9	370.4	344.4
4.38	Outside equity interests in controlled entities	—	—	—

4.39	Total equity	382.9	370.4	344.4

4.40	Preference capital included as part of 4.37	—	—	—

JAMES HARDIE INDUSTRIES N.V.

	Condensed consolidated statement of cash flows

			Previous		Previous
		Current	corresponding	Current	corresponding
		period	period	period	period
		31 Dec 02	31 Dec 01	31 Dec 02	31 Dec 01
		US$ million	US$ million	A$ million	A$ million

	Cash flows related to operating activities
7.1a	Net Income	116.0	14.1	210.1	27.1
	Adjustments to reconcile net income to net cash provided by operating activities:
7.2a	(Gain)/Loss on disposal of subsidiaries and business	(50.8)	(2.1)	(92.0)	(4.0)
7.3a	Depreciation and amortization	21.3	30.3	38.6	58.0
7.4a	Deferred income taxes	(6.6)	2.8	(11.9)	5.4
7.5a	Prepaid pension cost	(0.2)	0.6	(0.4)	1.1
7.6a	Tax benefit from stock options exercised	1.2	—	2.2	—
7.6b	Other	1.4	3.9	2.5	7.5
	Changes in operating assets/liabilities:
7.7a	Accounts receivable, prepaids, and other current assets	2.4	(11.2)	4.3	(21.5)
7.8a	Inventories	4.6	9.0	8.3	17.2
7.8b	Accounts payable, accrued liabilities and other liabilities	(17.9)	1.4	(32.4)	2.7

7.9	Net operating cash flows	71.4	48.8	129.3	93.5

	Cash flows related to investing activities
7.10	Payment for purchases of property, plant and equipment	(60.2)	(46.5)	(109.0)	(89.1)
7.11	Proceeds from sale of property, plant and equipment	0.1	0.2	0.2	0.4
7.12	Payment for purchases of equity investments and businesses	—	(39.6)	—	(75.8)
7.13	Proceeds from sale of equity investments and businesses	334.5	10.7	605.7	20.5
7.14	Loans to other entities	—	—	—	—
7.15	Loans repaid by other entities	0.3	3.7	0.5	7.1
7.16	Other (Cash transferred and costs of Medical Research Foundation)	—	—	—	—

7.17	Net investing cash flows	274.7	(71.5)	497.4	(136.9)

	Cash flows related to financing activities
7.18	Proceeds from issues of securities (shares, options, etc)	4.0	103.3	7.2	197.9
7.19	Proceeds from borrowings	4.6	46.8	8.3	89.6
7.20	Repayment of borrowings	(160.0)	(123.2)	(289.7)	(236.0)
7.21	Dividends paid	(22.8)	(20.6)	(41.3)	(39.5)
7.22	Other — Repayments of capital	(94.8)	(22.7)	(171.6)	(43.5)

7.23	Net financing cash flows	(269.0)	(16.4)	(487.1)	(31.5)

7.24	Net increase (decrease) in cash held	77.1	(39.1)	139.6	(74.9)
7.25	Cash at beginning of period	31.1	75.1	58.5	153.3
	(see Reconciliation of cash)
7.26	Exchange rate adjustments to item 7.25	1.3	3.0	(4.7)	(2.1)

7.27	Cash at end of period	109.5	39.0	193.4	76.3
	(see Reconciliation of cash)

JAMES HARDIE INDUSTRIES N.V.

SEGMENT INFORMATION US$ million

	Sales		Profit/(loss) before tax and abnormals		Total Assets

	9 mths	9 mths	9 mths	9 mths
	31.12.02	31.12.01	31.12.02	31.12.01	31.12.02	31.03.02

Industry segments
USA Fibre Cement	453.5	327.5	117.3	61.6	447.9	420.3
Asia Pacific Fibre Cement	145.9	117.9	25.2	15.8	155.1	147.6
Research & Development	—	—	(8.9)	(7.3)	—	—
Other Fibre Cement	5.8	2.7	(8.2)	(6.5)	46.6	45.5

Segments total	605.2	448.1	125.4	63.6	649.6	613.4
General Corporate	—	0.8	(22.2)	(37.4)	147.1	84.3
Interest	—	—	(17.8)	(12.7)	—	—
Other income (expense)	—	—	0.1	(0.7)	—	—

Worldwide total from continuing operations	605.2	448.9	85.5	12.8	796.7	697.7

Discontinued operations					—	215.8

Worldwide total					796.7	913.5

	Sales				Total Assets

	9 mths	9 mths
	31.12.02	31.12.01			31.12.02	31.03.02

Geographic segments
United States	457.0	329.2			483.7	456.0
Australia	93.3	76.0			85.3	80.6
New Zealand	39.4	28.8			30.0	24.7
Other Countries	15.5	14.1			50.6	52.1

Segments total	605.2	448.1			649.6	613.4
General Corporate	—	0.8			147.1	84.3

Worldwide total from continuing operations	605.2	448.9			796.7	697.7

Discontinued operations					—	215.8

Worldwide total					796.7	913.5

Compilation of segmental information

James Hardie’s operations are organised into the following four segments: (1) USA Fibre Cement, which manufactures and sells fibre cement flat sheet products in the United States; (2) Asia Pacific Fibre Cement, which manufactures and sells fibre cement products in Australia, New Zealand, the Philippines and Asian export markets; (3) Research and Development, which includes the research and development centre in Sydney, Australia; and (4) Other Fibre Cement, which includes the fibre reinforced cement pipes operations in the United States and the Chile and Europe fibre cement operations.

Research and development assets are included in the Asia Pacific Fibre Cement segment.

In the analysis of total assets all deferred taxes are included in General Corporate.

Prior year segmental information has been restated to reflect current industry segments.

JAMES HARDIE INDUSTRIES N.V.

Comments by directors

Basis of accounting preparation

Background

On 2 July 1998, ABN 60 000 009 263 Pty Ltd, formerly James Hardie Industries Limited (“JHIL”), a public company organised under the laws of Australia and listed on the Australia Stock Exchange, announced a plan of reorganisation and capital restructuring (the “1998 Reorganisation”). James Hardie N.V. (“JHNV”) was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL’s shareholders approved the 1998 Reorganisation. Effective as of 1 November 1998, JHIL contributed its fibre cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the “Transferred Businesses”) to JHNV and its subsidiaries. In connection with the 1998 Reorganisation, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.

On 24 July 2001, JHIL announced a further plan of reorganisation and capital restructuring (the “2001 Reorganisation”). Completion of the 2001 Reorganisation occurred on 19 October 2001. In connection with the 2001 Reorganisation, James Hardie Industries N.V. (“JHI NV”), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities (“CUFS”) on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.

Following the 2001 Reorganisation, JHI NV controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation.

Basis of Presentation

The consolidated financial statements represent the financial position and results of operations of JHINV and its wholly owned subsidiaries, collectively referred to as either the “Company” or “James Hardie”, unless the context indicates otherwise. For the periods prior to 19 October 2001, the effective date of the 2001 Reorganisation, the consolidated financial statements represent the financial position and results of operations of JHIL and its wholly owned subsidiaries.

In accordance with accounting principles generally accepted in the United States of America, the transfers to JHINV have been accounted for on a historical cost basis using the “as-if” pooling method on the basis that the transfers are between companies under common control.

The profit and loss account, assets, liabilities and statement of cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations. These A$ convenience translations are not prepared in accordance with accounting principles generally accepted in the United States of America. The exchange rates used to calculate the convenience translations are as follows (US$1=A$ ):

	31 December		31 March
	2002	2001	2002

Assets and liabilities	1.7658	1.9554	1.8808
Profit and loss account	1.8106	1.9154	n/a
Statement of cash flows — beginning cash	1.8808	2.0408	n/a
Statement of cash flows — ending cash	1.7658	1.9554	n/a
Statement of cash flows — current period movements	1.8106	1.9154	n/a

19.1	This report is a general purpose financial report prepared in accordance with USGAAP. It should be read in conjunction with the last annual report and any announcements to the market made by the entity during the period. This report does not include all the notes of the type normally included in an annual financial report. [Delete if preliminary final report]

19.2	Material factors affecting the revenues and expenses of the economic entity for the current period. Provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer to attached Results Announcement and Managements Discussion and Analysis.

JAMES HARDIE INDUSTRIES N.V.

19.3	A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

None material.

19.4	Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

There are no franking credits available. It is anticipated that future dividends will be unfranked.

19.5	Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows.

None material.

19.6	Revisions in estimates of amounts reported in previous interim periods. The nature and amount of revisions in estimates of amounts reported in previous annual reports if those revisions have a material effect in this half year.

Refer to attached Results Announcement and Managements Discussion and Analysis.

19.7	Changes in contingent liabilities or assets. Changes in contingent liabilities and contingent assets since the last annual report.

None material.

Compliance statement

1	This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent issues Group Consensus Views or other standards acceptable to ASX

Identify other standards used USGAAP

2	This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3	This report does give a true and fair view of the matters disclosed.

4	This report is based on accounts to which one of the following applies.

(Tick one)

☐	The accounts have been audited	☒	The accounts have been subject to review
☐	The accounts are in the process of being audited or subject to review	☐	The accounts have not yet been audited or reviewed

5	If the audit report or review by the auditor is not attached, details of any qualifications are attached. There were no qualifications.

6	The entity has a formally constituted audit committee.

Sign here:	/s/ Peter Shafron	Date:	13 February 2003
(Company Secretary)

Print name:	PETER SHAFRON